UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)*

LUBY’S, INC.
(Name of Issuer)

Common Stock, $0.32 par value per share
(Title of Class of Securities)

549282101
(CUSIP Number)

Claire Rodriguez
13939 NW Freeway
Houston, Texas 77040
(713) 803-5217

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

January 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Harris James Pappas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,813,405
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,813,405
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,813,405
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.95%
14		TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.	293792-10-7
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Christopher James Pappas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,654,505
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,654,505
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,654,505
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☑
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.39%
14		TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock (the “Common Stock”) par value $0.32 in Luby’s, Inc., a Delaware corporation (the “Company”), whose principal offices are located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040.

This Schedule 13D represents (i) Amendment No. 10 to the Schedule 13D originally filed by certain reporting persons with the Commission on December 27, 2000, as amended by Amendment No. 1 thereto, filed on March 16, 2001, Amendment No. 2 thereto, filed on July 23, 2001, Amendment No. 3 thereto, filed on March 27, 2002, Amendment No. 4 thereto, filed on June 6, 2005, Amendment No. 5 thereto, filed on September 15, 2005, Amendment No. 6 thereto, filed on June 28, 2006, Amendment No. 7 thereto, filed on November 5, 2007, Amendment No. 8 thereto, filed on January 24, 2008 and Amendment No. 9 thereto, filed on September 2, 2010 (the “Original Schedule 13D”).

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed jointly by Harris James Pappas, a citizen of the United States of America residing in Houston, Texas (“H. Pappas”) and Christopher James Pappas, a citizen of the United States of America residing in Houston, Texas (“C. Pappas,” and together with H. Pappas, the “Shareholders”).

H. Pappas served as Chief Operating Officer of the Company until his retirement in 2011. He is currently a director of the Company and a member of the Executive Committee and the Personal and Administrative Policy Committee of the Company. Additionally, H. Pappas is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

C. Pappas has served as the President and Chief Executive Officer and a director of the Company since March 2001. On January 24, 2014, the Company entered into a new employment agreement (the “New Employment Agreement”) with C. Pappas to the extent the term of employment through December 31, 2014. He is also a member of the Executive Committee. Additionally, C. Pappas is self-employed in the restaurant business as a principal owner of Pappas Partners, L.P. and Pappas Restaurants Inc., whose business address is 13939 NW Freeway, Houston, Texas 77040.

During the last five years, neither H. Pappas nor C. Pappas has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No change since Amendment No. 9 to Schedule 13D was filed on September 2, 2010 other than the use of general corporate funds by Pappas Restaurants Inc. to acquire shares of Common Stock and the use of personal funds by H. Pappas to acquire shares of Common Stock.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the paragraphs below:

“The Shareholders acquired the shares of Common Stock herein solely for investment purposes.

Except as stated above, no Shareholder has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of this Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Shareholders may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Shareholders will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Shareholders. The Shareholders reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than the foregoing, there has been no change since the Amendment No. 9 to Schedule 13D was filed on September 2, 2010.”

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) Aggregate Number and Percentage of Shares Owned.

As of the date of this Amendment No. 10 to Schedule 13D, the Shareholders beneficially own an aggregate of 9,467,910 shares of Common Stock (double counting 1,067,197 shares owned by Pappas Restaurants Inc. as to which each Shareholder is deemed to own beneficially 100% thereof), which includes an aggregate of 258,668 shares of Common Stock that the Shareholders have a right to acquire by option exercise. The Shareholders beneficially own, or have a right to acquire pursuant to outstanding options, in the aggregate 33.34 percent of the issued and outstanding Common Stock, such percentage being calculated by dividing 9,467,910 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire by option exercise and double counting the shares owned by Pappas Restaurants Inc.) by 28,401,832 (the number of issued and outstanding shares of Common Stock as of April 1, 2014). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below including, in each case, 100% of the shares owned by Pappas Restaurants Inc.:

H. Pappas	4,813,405
C. Pappas	4,654,505
Total	9,467,910

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise.

(b) Number of Shares Beneficially Owned by the Shareholders.

H. Pappas has, or could have, sole power to vote, and to dispose of, 4,813,405 shares of Common Stock, which includes 100% of the 1,067,197 shares owned by Pappas Restaurants Inc. and 126,163 shares of Common Stock that H. Pappas has a right to acquire by option exercise, such shares being beneficially owned by him.

C. Pappas has, or could have, sole power to vote, and to dispose of, 4,654,505 shares of Common Stock, which includes 100% of the 1,067,197 shares owned by Pappas Restaurants Inc. and 132,505 shares of Common Stock that C. Pappas has a right to acquire by option exercise, such shares being beneficially owned by him.

(c) There have been no transactions by the Shareholders in the Common Stock during the past sixty days.

(d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the transfer of, the shares of Common Stock being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

No change since the Amendment No. 9 to Schedule 13D was filed on September 2, 2010, except to the extent set forth in Item 2 and Item 4 hereof.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

*Ex. A

Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas (incorporated by reference to Exhibit A to Schedule 13D filed December 27, 2000).

*Ex. B

Registration Rights Agreement, dated as of March 9, 2001, among Luby’s, Inc., Christopher J. Pappas and Harris J. Pappas (incorporated by reference to Exhibit G to Amendment No. 1 to Schedule 13D filed March 16, 2001).

 _____________
*     Previously filed

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2014	/s/ Harris James Pappas
Harris James Pappas

Dated: April 14, 2014	/s/ Christopher James Pappas
Christopher James Pappas